Filed pursuant to Rule 433
Registration No. 333-145208-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: June 17, 2008

Issuer:	South Carolina Electric & Gas Company
Size:	$110,000,000

The bonds constitute a further issuance of, will form a single series with, will have the same CUSIP number as and will trade interchangeably with the $250 million aggregate principal amount of First Mortgage Bonds, 6.05% Series due January 15, 2038 issued by the Issuer on January 14, 2008.
Expected Ratings:
Moody's: A2 (stable outlook); S&P: A- (negative outlook); Fitch: A+ (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
Maturity:	January 15, 2038
Coupon (Interest Rate):	6.05%
Yield to Maturity:	6.42%
Spread to Benchmark Treasury:	+165 basis points (1.65%)
Benchmark Treasury:	5.00% due May 15, 2037
Benchmark Treasury Price and Yield:	103-18+/4.77%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2008
Redemption Provision:	Make whole call at Adjusted Treasury Rate +30 basis points (0.30%)
Underwriters' Discount or Commission:	..875%
Net Proceeds to Issuer:	$103,671,700, plus accrued interest from January 14, 2008
Price to Public:	95.122%, plus accrued interest from January 14, 2008
Settlement Date:	June 24, 2008 (T+5)
Denominations:	$1,000 × $1,000
CUSIP:	837004 CB4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Wachovia Capital Markets, LLC —	1-(800) 326-5897 (toll free)

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